Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-289636

June 4, 2026

¥45,000,000,000

¥32,600,000,000 2.527% Notes due 2030

¥3,500,000,000 3.389% Notes due 2035

¥8,900,000,000 3.905% Notes due 2041

FINAL TERM SHEET

June 4, 2026

Issuer:	Prologis Yen Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Securities:	2.527% Notes due 2030 (the “2030 Notes”)
3.389% Notes due 2035 (the “2035 Notes”)
3.905% Notes due 2035 (the “2041 Notes”)

Size:	¥32,600,000,000 (2030 Notes)
¥3,500,000,000 (2035 Notes)
¥8,900,000,000 (2041 Notes)

Expected Ratings (Moody’s/S&P/R&I)*:	A2 / A / AA- (Stable/Stable/Stable)

Maturity Date:	December 13, 2030 (2030 Notes)
December 13, 2035 (2035 Notes)
December 13, 2041 (2041 Notes)

Coupon:	2.527% per annum, payable semi-annually (2030 Notes)
3.389% per annum, payable semi-annually (2035 Notes)
3.905% per annum, payable semi-annually (2041 Notes)

Price to Public:	100% (2030 Notes)
100% (2035 Notes)
100% (2041 Notes)

Underwriting Discount:	0.350% (2030 Notes)
0.450% (2035 Notes)
0.550% (2041 Notes)

Net Proceeds, Before Expenses, to Issuer:	¥32,485,900,000 (2030 Notes)
¥3,484,250,000 (2035 Notes)
¥8,851,050,000 (2041 Notes)

Reference Rate:	1.827% equivalent to 4.5-year Swap Mid Rate on Bloomberg “GDCO 44051” rounded up to three decimal places (2030 Notes) (calculated by interpolating 4-year and 5-year Swap Mid Rates)
2.389% equivalent to 9.5-year Swap Mid Rate on Bloomberg “GDCO 44051” rounded up to three decimal places (2035 Notes) (calculated by interpolating 9-year and 10-year Swap Mid Rates)
2.855% equivalent to 15.5-year Swap Mid Rate on Bloomberg “GDCO 44051” rounded up to three decimal places (2041 Notes) (calculated by interpolating 15-year and 20-year Swap Mid Rates)

Spread to Reference Rate:	+70 basis points (2030 Notes)
+100 basis points (2035 Notes)
+105 basis points (2041 Notes)

Yield to Maturity:	2.527% (2030 Notes)
3.389% (2035 Notes)
3.905% (2041 Notes)

Interest Payment Dates:	June 11 and December 11 of each year, commencing December 11, 2026 (2030 Notes) (long last coupon)
June 11 and December 11 of each year, commencing December 11, 2026 (2035 Notes) (long last coupon)
June 11 and December 11 of each year, commencing December 11, 2026 (2041 Notes) (long last coupon)

Day Count Convention:	30/360

Settlement Date:	June 11, 2026 (T+5 Tokyo business days)

Trade Date:	June 4, 2026

Use of Proceeds:	We intend to use net proceeds to repay borrowings under our Japanese yen revolving credit agreement and for general corporate purposes.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in yen. If the yen is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control, then all payments in respect of the Notes will be made in U.S. dollars until the yen is again available to the Issuer.

Payment of Additional Amounts:	The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Optional Redemption:	On or after November 13, 2030 for the 2030 Notes (1 month prior to the maturity date), September 13, 2035 for the 2035 Notes (3 months prior to the maturity date) and September 13, 2041 for the 2041 Notes (3 months prior to the maturity date) such series of Notes will be redeemable in whole or in part, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, the redemption date.

Redemption for Tax Reasons:	The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer or create a substantial probability that the Issuer would become obligated to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	¥100,000,000 x ¥10,000,000

CUSIP / ISIN / Common Code:	74346G BA9 / XS3401958684 / 340195868 (2030 Notes)
74346G BB7 / XS3401959062 / 340195906 (2035 Notes)
74346G BC5 / XS3401959146 / 340195914 (2041 Notes)

Listing:	None

Joint Book-Running Managers:	Mizuho Securities USA LLC
Morgan Stanley & Co. International plc
SMBC Nikko Securities America, Inc.

No EU PRIIPs KID – No EU PRIIPs key information document (KID) or UK CCI disclosure document has been prepared as not available to retail investors in the European Economic Area and the UK.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about June 11, 2026, which is the fifth Tokyo business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the first business day prior to June 11, 2026 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. International plc toll-free at +1-866-718-1649 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

The communication of this term sheet and any other document or materials relating to the issue of the Notes described herein is not being made, and this term sheet and such other documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are any other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as "relevant persons"). This term sheet and any such other documents and/or materials relating to the issue of the Notes described herein are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any such other documents and/or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the Notes described herein or any of their contents.

UK MiFIR professionals / ECPs-only – Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).